Exhibit 3.1

AMENDMENTS EFFECTIVE DECEMBER 17, 2022

TO

AMENDED AND RESTATED BYLAWS

OF

QUMU CORPORATION

The following amendments are made to the Amended and Restated Bylaws, as amended (the “Bylaws”) of Qumu Corporation (the “corporation”), pursuant to resolutions adopted by the corporation’s board of directors at a meeting held on December 17, 2022:

ARTICLE XII.

EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the state or federal courts in Hennepin County, Minnesota shall be the sole and exclusive forum for (a) any claim or action that is based upon a violation of a duty under the laws of the State of Minnesota by a current or former director, officer, or shareholder of the corporation in such capacity, (b) any derivative action or proceeding brought on behalf of the corporation, or (c) any action asserting a claim arising under the Minnesota Business Corporation Act or the corporation’s Articles of Incorporation or the corporation’s Bylaws (as each may be amended from time to time), in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein; provided, however, that, in the event that the state or federal courts located in Hennepin County, Minnesota lack subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Minnesota.

If any action the subject matter of which is within the scope of this Article XII is filed in a court other than a state or federal court in Hennepin County, Minnesota by any shareholder, such shareholder shall be deemed to have notice of and consented to (a) the exclusive personal jurisdiction of the state or federal courts in Hennepin County, Minnesota in connection with any action brought in any such court to enforce this Article XII and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in such action as agent for such shareholder.

If any provision of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.